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SEC FILE NUMBER
8-67652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Parsonex Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8310 S. Valley Highway, Suite 110
(No. and Street)

Englewood	CO	80112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536-6984	anthony@parsonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

8o Washington Street Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JONATHAN MILLER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____PARSONEX SECURITIES, INC._____, as of _12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHIEF EXECUTIVE OFFICER

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:_____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARSONEX SECURITIES, INC.

CONTENTS



LMHS, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Stockholder
Parsonex Securities, Inc.
Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parsonex Securities, Inc., as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Parsonex Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Parsonex Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as Parsonex Securities, Inc.'s auditor since 2022.

Norwell, Massachusetts

April 9, 2026, except for Note 3 - Related Party Transactions, as to which the date is May 12, 2026.





PARSONEX SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	19,193
Accounts receivable		261,703
Prepaid expenses and other		18,847
Right of use asset		8,922
Furniture and equipment, net of accumulated depreciation of $20,539		1,145
Total Assets	**$**	**309,810**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	40,292
Commissions payable		177,456
Lease liability		9,712
Total Liabilities		**227,460**

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding		18,550
Additional paid in capital		96,450
Accumulated deficit		(32,650)
Total Stockholder's Equity		**82,350**
Total liabilities and stockholder's equity	**$**	**309,810**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Parsonex Securities, Inc. (the "Company") was incorporated in the State of Colorado on March 7, 2007. The Company is approved to operate as a broker-dealer as a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company's activities are mainly selling mutual funds and variable annuity products. The Company is a wholly owned subsidiary of Parsonex Enterprises, Inc.

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash

The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Revenue Recognition

Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

Revenue from contracts with customers includes commission income and fees from mutual funds and variable annuity products. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2025:

Performance Obligations Satisfied at a Point in Time	$	2,696,498
Performance Obligations Satisfied Over Time		261,703
Total Revenue	$	2,958,201

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

NOTE 1 - *ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Income Taxes

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. Under ASC 740, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is subject to audit by taxing agencies for years ended December 31, 2022, 2023, 2024 & 2025.

Commissions Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable (Continued)

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Segment Reporting

The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM") responsible for evaluating the Company's performance and making strategic decisions. The CODM primarily utilizes net income as the key metric in assessing business performance and forecasting financial results. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies applied in measuring segment performance are consistent with those outlined in the summary of significant accounting policies.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivables, prepaid expenses, fixed assets, accounts payable, accrued expenses and capital leases. The recorded values of cash and cash equivalents, accounts receivables, prepaid expenses, fixed assets, accounts payable and accrued expenses approximate their fair values based on their short-term nature. The recorded value of capital leases approximates their fair values, as current interest rates approximate market rates.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using the straight-line method over three to five years.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as defined under such provisions. At December 31, 2025, the Company had a net capital of $56,358, which was $41,789, in excess of its required minimum net capital of $14,569. The Company's aggregate indebtedness to net capital ratio was 3.88 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company subleases a portion of its office space to a sister broker-dealer pursuant to a month-to-month sublease agreement. Rental income under this agreement was $6,000 and has been included in other income in the accompanying statement of income.

The Company has a revenue sharing agreement with its sister broker-dealer. The Company acts as a referral source for its sister broker-dealer and receives a fee for revenue generated from referred entities. Fees earned by the Company under this agreement were $6,000 in the current year.

The Company has a facilities and management agreement in place with its affiliate whereby the Company is allocated its share of administrative and employee services based upon the relative time and effort spent by employees of the affiliate on the Company. Pursuant to this agreement, the Company paid its affiliate approximately $385,809 during 2025 which has been included in compensation and benefits in the accompanying statement of income.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 4 - INCOME TAXES

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed. The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. There were neither deferred tax effects occurring during 2025 nor a tax liability as the Company is filing its taxes on a consolidated basis.

NOTE 5 - LEASES

The Company leases office space under a non-cancelable operating lease expiring on February 28, 2026. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its statement of financial condition by recognizing the lease liability based on the present value of its future lease payments.

The Company uses an incremental borrowing rate of 7% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancellable operating lease is as follows:

Year Ending December 31

2026		10,029
Less effects of present value		(317)
Total	$	9,712
Weighted average remaining lease	2 months	

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost for the year ended December 31, 2025 was $61,857.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

The Company's lease expired in February 2026. The Company entered into a "hold-over" period, meaning they extended the lease on a month-to-month basis, because the office building was sold and the new building management is requiring the Company to move office spaces. This "hold-over" period will be in effect until the Company moves into their new office space and a new lease agreement is signed.

NOTE 6 - SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2025 through April 9, 2026 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NOTE 7 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE 8 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2025.

NOTE 9 – ADVERTISING

The Company following the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2025, advertising cost amounted to $0.